Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication was made available on November 9, 2021 regarding DoorDash’s proposed acquisition of Wolt Enterprises Oy (“Wolt”) to employees of Wolt.

Hi team!

I’m sure that you have all read Miki’s message by now about us joining forces with DoorDash. This is super exciting and a big milestone for us, and you might want to discuss the big news also with your friends, family and broader network.

This is big news for us, and also for DoorDash.

Here’s an important note about taking part in any external discussions, for example on social media, about the topic. Please read through this entire message.

DoorDash is a publicly traded company. They have to file certain relevant written communications with the SEC (Securities and Exchange Commission) that relate to the proposed acquisition. In a deal like this, any information that you working at Wolt comment about the topic externally could potentially impact DoorDash’s obligations.

This is why we warmly wish that – to be extra safe – you would not be commenting on the news on social media in any way that can be seen as you having some information that is not available to others. You are very much welcome to share Miki’s blog post and say something like “Big news out today!”, but we strongly advise that you keep it at that.

Here is some Wolt content that you are very much welcome to share, but please refrain from adding additional commentary except as noted above:

•	Miki’s blog post

•	Wolt’s LinkedIn post

•	Joint press release

If you want to use a hashtag, #wolt works.

You can, of course, also share media articles on the topic, which the Comms team will share in the #wolt-in-media Slack group as they come in.

If you are contacted by a reporter, please ask them to reach out to the comms team through press@wolt.com. This is Woltwide news, so only Miki will comment on this. You can simply say: “I’m not a spokesperson for this matter, please reach out to our Comms team through press@wolt.com.”

You will likely also get questions from your family and friends about what the news means for Wolt – and to you. To help you tackle those, here are a few talking points that you can use as backup:

•

This deal brings together two of the best players in the world of delivery. Together, we can build something that is bigger than the sum of our parts and what we believe will become one of the most impactful, leading players in our industry.

•

The important things for us will remain the same. We will remain a largely autonomous entity after the deal closes, keeping our name, team, and brand, including our blue color. Wolt will continue operating in all of our 23 countries, our headquarters will remain in Helsinki. Miki will continue to lead Wolt while looking after our combined international operations.

•

Without our people, Wolt wouldn’t be Wolt. DoorDash wouldn’t be interested in partnering with us without our people, and they fully understand the value of our team and are committed to making sure we’ll get everyone on board when it comes to this next chapter of our journey.

Of course you will have questions too, and we’ll spend a good amount of time in the team call tomorrow addressing those. If you have some already in mind, you can send those to Miki through this form.

Finally, please be aware that such an announcement is also a prime time for cyber attacks and scammers pretending to be, for instance, journalists or even claiming to work at Wolt, trying to get you to disclose information, download and open files, etc. Please be extra mindful when receiving inquiries and if you notice something suspicious, please alert security@wolt.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.